UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-200693-06

RICE ENERGY OPERATING LLC

(Exact name of registrant as specified in its charter)

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(412) 553-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.25% Senior Notes due 2022

7.25% Senior Notes due 2023

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

6.25% Senior Notes due 2022: None

7.25% Senior Notes due 2023: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Rice Energy Operating, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RICE ENERGY OPERATING LLC

Date:	November 13, 2017	By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President